Mail Stop 4561

August 16, 2006

Janice Fukakusa
Chief Financial Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario Canada M5J2J5

      RE: Royal Bank of Canada
             Form 40-F for Fiscal Year Ended October 31, 2005
             Filed November 30, 2005
             File No. 001-13928

Dear Ms. Fukakusa,

      We have completed our review of your Form 40-F and have no further comments at this time.

      Sincerely,

      Paul Cline
      Senior Accountant